

Via fax 011-972-3-538-9645

August 23, 2010

Mr. Guy Bernstein, Chief Executive Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda 60218, Israel

> **Re:** **Formula Systems (1985) Ltd.**
> **Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 29, 2010 and May 10, 2010, respectively**
> **File No. 0-29442**

Dear Mr. Bernstein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 40

1. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:
    - the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
    - the amount of goodwill allocated to the reporting unit;
    - discuss of the degree of uncertainty associated with the key assumptions; and

- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer Section V of SEC Release No. 33-8350.

A. Operating Results, page 43

2.   We note your disclosure in this section that the almost $30 million decline in your software services' revenue in 2009 was the result of the devaluation of the NIS against the dollar. We also note from your disclosure on page 47 that the devaluation of the NIS against the dollar was greater in 2008 than in 2009. However, there is no discussion in your comparison of fiscal 2008 to 2007 of the impact of the currency devaluation on your revenues. Please tell us if the devaluation of the shekel against the dollar in 2008 materially affected Matrix's revenues in that year.

B. Liquidity and Capital Resources, page 47

Cash, page 47

3.   We note that there were material changes in working capital, but you do not appear to have disclosed why these changes occurred and how they impacted operating cash flow. For example, we note that there were significant changes in receivables and other accounts payable yet the reasons for these changes are not evident from your disclosures or supplemental notes. Tell us how you considered disclosing the underlying reasons for each material change in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Item 7. Major Shareholders and Related Party Transactions

Other Transactions, page 67

4.   We note your statement in this section that "from time to time, in our ordinary course of business, we engage in transactions with our subsidiaries and affiliates." Item 7.B.1 of Form 20-F requires the disclosure of any transaction between the company and a related party that is material to either party, not only those transactions that are outside the ordinary course of business. Accordingly, please tell us if since the beginning of fiscal 2009 you have engaged in any transaction, or if you presently propose to engage in any

transaction, involving goods, services, or tangible or intangible assets with any of your subsidiaries or affiliates that is material to either party.

Item 11. Quantitative and Qualitative Disclosure about Market Risk, page 85

5.   Please provide quantified information about your foreign currency risk exposures using one of the three alternatives as prescribed in Item 11 of Form 20-F.

Item 15T. Controls and Procedures

(a) Disclosure Controls and Procedures, page 87

6.   We note your disclosures regarding your disclosure controls and procedures; however, you do not appear to have disclosed a conclusion on the effectiveness of your disclosure controls and procedures. Please revise and amend to disclose whether your disclosure controls and procedures were effective as of December 31, 2009. See Item 15(a) of Form 20-F.

Item 18. Financial Statements

Consolidated Statements of Operations, page F-5

7.   You disclose on page 37 that you recognize revenue in two categories: the delivery of software services and the delivery of proprietary software solutions and that you have separated your subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues. Please tell us what you mean by this statement and tell us how your classification of revenues complies with Rule 5-03 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies

P. Revenue Recognition, page F-22

8.   We note that you appear to repeat portions of your revenue recognition policy and software development costs policy disclosure. Please clarify why you have repeated these disclosures within the same footnotes. For example, we note that you discuss the use of ASC 985 and the residual method on pages F-22 and F-23. Similar concerns apply to the respective critical accounting policies.

9.   We note your disclosure on pages 38 and F-22 states that the Company uses the residual method when "VSOE does not exist for all the delivered items and exist[s] for all the <u>delivered</u> elements." Clarify whether you meant to state that the residual method is used when VSOE does not exist for all delivered items but exists for all undelivered elements. Otherwise, please clarify how your current accounting complies with ASC 985-605-25-10(e).

<u>Note 13 – Commitments and Contingencies</u>

<u>E. Legal Proceedings, page F-48</u>

10.   You disclose that management has assessed the likelihood that the $13.7 million claim will be accepted by the arbitrator is "less then probable." Please tell us whether this means reasonably possible or remote and tell us how your accounting complies with the guidance in ASC 450.

<u>Form 20-F/A for the Fiscal Year Ended December 31, 2009</u>

<u>Audit Opinion for Magic Benelux B.V.</u>

11.   We note the audit report indicates that the audit of Magic Benelux B.V. was conducted in accordance with Dutch law. Please tell us whether the audit was also performed in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). If so, please revise the audit report accordingly. See SEC Release 34-49708.

<u>Audit Opinion for Magic (Onyx) Magyarország Szoftverház K ft.</u>

12.   Revise to include the city and state in which the audit opinion of Maria Negyeffy was issued in accordance with Rule 2-02(a) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney at (202) 551-3456 or me at (202) 551-3499 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief